UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. 12)*

                BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
                               (Name of Issuer)


                   Common Stock, $1.00 par value per share
                        (Title of Class of Securities)


                                 121579 10 6
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 1 of 5 Pages

CUSIP No.   121579 10 6            13G                      Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   STEPHEN E. MILSTEIN

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                               (b) x

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5  SOLE VOTING POWER

     2,016,941

6  SHARED VOTING POWER

       30,000

7  SOLE DISPOSITIVE POWER

    2,016,941

8  SHARED DISPOSITIVE POWER

      30,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,046,941


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

     X

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0%

12  TYPE OF REPORTING PERSON*

     IN



            *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 121579 10 6                13G                      Page 3 of 5 Pages

Item    1(a)    Name of Issuer:  Burlington Coat Factory Warehouse Corporation

        1(b)    Address of Issuer's Principal Executive Offices:

                1830 Route 130
                Burlington, New Jersey  08016

Item    2(a)    Name of Person Filing:  Stephen E. Milstein

        2(b)    Address of Principal Business Office:

                1830 Route 130
                Burlington, New Jersey  08016

    2(c)    Citizenship:  United States of America

    2(d)    Title of Class of Securities:

            Common Stock, $1.00 par value

    2(e)    CUSIP Number:  121579 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a) [  ]    Broker or Dealer registered under Section 15 of the Act
        (b) [  ]    Bank as defined in Section 3(a)(6) of the Act
        (c) [  ]    Insurance Company as defined in Section 3(a)(19) of the Act
        (d) [  ]    Investment Company registered under Section 8 of the
                    Investment Company Act
        (e) [  ]    Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940
        (f) [  ]    Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee
                    Retirement Income Security Act of 1974 or Endowment Fund;
                    see Section 240.13d-1(b)(1)(ii)(F)
        (g) [  ]    Parent Holding Company, in accordance with Section
                    240.13d-1(b)(ii)(G)  (Note:  See Item 7)
        (h) [  ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                This item is inapplicable.

Item    4   Ownership as of December 31, 1996

        (a) Amount Beneficially Owned:                     2,046,941 (1)
        (b) Percent of Class:                                    5.0%
        (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote     2,016,941
          (ii) shared power to vote or to direct the vote      30,000 (1) (2)
         (iii) sole power to dispose or to direct the
               disposition of                               2,016,941
          (iv) shared power to dispose or to direct the
               disposition of                                  30,000 (1) (2)

CUSIP No. 121579 10 6               13G                      Page 4 of 5 Pages

    (1) Excludes the following number of shares of Common Stock owned by members of Stephen E. Milstein's family as to which shares Stephen E. Milstein disclaims beneficial ownership:

                Relationship to
Name            Stephen Milstein      Number of Shares      Percentage of Class

Monroe G. Milstein   Father              11,594,196                28.8%
Henrietta Milstein   Mother               6,875,012                17.1%
Andrew R. Milstein   Brother              2,263,593                 5.6%
Lazer Milstein       Brother              2,199,591                 5.4%

    (2) Included in the 2,046,941 shares of Common Stock reported are 3,950 shares of Common Stock held by Stephen E. Milstein as trustee under trust agreement dated December 31, 1994 for the benefit of a niece of Stephen E. Milstein and 2,929 shares of Common Stock held by Stephen E. Milstein as trustee under trust agreement dated November 4, 1988 for the benefit of a nephew of Stephen E. Milstein. Also included are 7,000 shares of Common Stock underlying options granted to Stephen E. Milstein. Also included are 30,000 shares of Common Stock held by Stephen E. Milstein as trustee under various trust agreements for the benefit of the children of Andrew R. Milstein, Lazer Milstein and Stephen E. Milstein.

Item    5   Ownership of Five Percent or less of a Class:
                                        Not Applicable

Item    6   Ownership of more than Five Percent on behalf of Another Person
                                        See Footnote 2 to Item (4) above

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported by the Parent Holding Company:
                                        Not Applicable

Item    8   Identification and Classification of Members of the Group:
                                        Not Applicable

Item    9   Notice of Dissolution of Group:
                                        Not Applicable

Item    10  Certification:
                                        Not Applicable

CUSIP No. 121579 10 6                  13G                    Page 5 of 5 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    February 07, 1997
    Date

    /s/ Stephen E. Milstein
    Signature

    Stephen E. Milstein
    Name/Title